Glenn & Glenn
124 Main Street
Suite 8
New Paltz NY 12561

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC 20549

Re: Live Current Media Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 8, 2010 by David Jeffs, et. al.
File No. 000-29929.

Dear Mr. Orlic:

We enclose herewith a version of the proxy that is marked to show changes from the prior filing and certain supporting information you requested.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn LLP

/s/ D. Roger Glenn